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                 March 28, 2022

       Michael Jennings
       Chief Executive Officer
       Holly Energy Partners, L.P.
       2828 N. Harwood
       Suite 1300
       Dallas, TX 75201

                                                        Re: Holly Energy
Partners, L.P.
                                                            Registration
Statement on Form S-3
                                                            Filed March 21,
2022
                                                            File No. 333-263724

       Dear Mr. Jennings:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Timothy S. Levenberg,
       Special Counsel, at (202) 551-3707 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Katherine Terrell
Frank, Esq.